Exhibit 107
Calculation of Filing Fee Tables
SC TO-I
(Form Type)
Cumulus Media Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of filing fee
Fees to Be Paid	$25,000,000.00(1)	$92.70 per $1,000,000.00	$2,317.50
Fees Previously Paid			$2,317.50(2)
Total Transaction Value			$25,000,000.00
Total Fees Due for Filing			$2,317.50
Total Fees Previously Paid			$2,317.50(2)
Total Fee Offsets			—
Net Fee Due			—
(1) The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $25,000,000 of shares of Class A common stock.
(2) The fee of $2,317.50 was paid in connection with the filing of the Schedule TO-I by the Company on May 6, 2022.